# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lord Abbett Private Credit Fund, CIK 0002008748
CUSIP: 000000000
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 30 Hudson Street, Jersey City, New Jersey (NJ), 07302
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000728100

## Reporting persons
- Lord Abbett & Co. LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 15,216,758; shared voting power 0; sole dispositive power 15,216,758; shared dispositive power 0; aggregate amount beneficially owned 15,216,758 (91.52% of the class)

## Item 1. Issuer
Name of issuer: Lord Abbett Private Credit Fund
Address of issuer's principal executive offices: 30 Hudson Street, Jersey City, NJ 07302

## Item 2. Person Filing
Name of person filing: Lord, Abbett & Co. LLC
Address of principal business office or, if none, residence:
30 Hudson Street
Jersey City, NJ 07302
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See No. 9 on page 2.
Percent of class: See No. 11 on page 2.
Sole power to vote or to direct the vote: See No. 5 on page 2.
Shared power to vote or to direct the vote: See No. 6 on page 2.
Sole power to dispose or to direct the disposition: See No. 7 on page 2.
Shared power to dispose or to direct the disposition: See No. 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities are reported on this Schedule 13G as being beneficially owned by registered investment companies and other pooled vehicles advised by Lord, Abbett & Co. LLC, including the Lord Abbett Bond Debenture Fund which owns 54.91%, the Lord Abbett Credit Opportunities Fund which owns 9.79%, and the Lord Abbett Investment Trust - Multi Asset Balanced Opportunity Fund which owns 7.03% of the security reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Lord Abbett & Co. LLC: /s/ Mary Ann Picciotto, Mary Ann Picciotto (11/14/2025)